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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commerce Brokerage Services, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

8000 Forsyth

(No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Finke   (816) 760-7711

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

1600 Commerce Bank Building, Kansas City	Missouri	64199
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Karen L. Finke__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Commerce Brokerage Services, Inc.__ , as of __December 31__ , 20_02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Karen L. Finke
Signature

Treasurer
Title


__See Attachment__
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

STATE OF MISSOURI   )
) ss.

COUNTY OF JACKSON   )

On this 24th day of February, 2003, before me personally appeared Karen L. Finke to me personally known, who being by me duly sworn did say that she is the Treasurer of Commerce Brokerage Services, Inc., and that said instrument was signed by authority of its Board of Directors and said Karen L. Finke acknowledged said instrument to be the free act and deed of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial stamp at my office in Kansas City, Missouri, the day and year last above written.

Cheryl Barnett
Notary Public

My Commission Expires: 3-15-04



COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Financial Statements and
Annual Audited Focus Report
Part III

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Table of Contents

		Page
Independent Auditors' Report		1
Balance Sheets		2
Statements of Earnings		3
Statements of Stockholder's Equity		4
Statements of Cash Flows		5
Notes to Financial Statements		6
Schedules		
1	Computation of Net Capital Requirement – Rule 15c3-1	8
2	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	9
3	Information for Possession or Control Requirements Under Rule 15c3-3	10
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5		11



1000 Walnut, Suite 1600
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Commerce Brokerage Services, Inc.:

We have audited the accompanying balance sheets of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, N.A. (Missouri), as of December 31, 2002 and 2001, and the related statements of earnings, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Brokerage Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Kansas City, Missouri
February 13, 2003



KPMG LLP KPMG LLP, a U.S. limited liability partnership, is
a member of KPMG International, a Swiss association.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Balance Sheets

December 31, 2002 and 2001

Assets		2002	2001
Cash	$	823,212	1,264,031
U. S. government securities		1,793,506	1,590,015
Accounts receivable from affiliates		213,273	—
Receivable from clearing organization		135,592	188,055
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $470,089 in 2002 and $395,462 in 2001.		148,225	197,266
Current income taxes receivable		—	2,903
Other assets		10,624	11,460
Total assets	$	3,124,432	3,253,730

Liabilities and Stockholder's Equity

Liabilities:			
Accounts payable and accrued expenses	$	396,367	491,133
Accounts payable to affiliates		—	211,932
Current income taxes payable		3,308	—
Deferred income taxes		21,493	13,358
Total liabilities		421,168	716,423
Stockholder's equity:			
Common stock, $5 par value. Authorized 6,000 shares; issued and outstanding 5,000 shares		25,000	25,000
Additional paid-in capital		225,000	225,000
Retained earnings		2,453,264	2,287,307
Total stockholder's equity		2,703,264	2,537,307
Total liabilities and stockholder's equity	$	3,124,432	3,253,730

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Statements of Earnings

Years ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$ 8,543,176	7,765,550
Interest income	38,471	83,748
Other income	88,416	102,304
Total revenues	8,670,063	7,951,602
Expenses:		
Rent, salaries, and fees paid to affiliates, net	7,086,737	6,070,933
Advertising	166,178	86,703
Telephone	84,331	46,843
Office supplies and postage	129,934	154,045
Depreciation	72,391	66,996
Other	863,014	1,175,832
Total expenses	8,402,585	7,601,352
Earnings before income taxes	267,478	350,250
Income tax expense:		
Current	93,386	123,696
Deferred	8,135	5,437
	101,521	129,133
Net earnings	$ 165,957	221,117

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Statements of Stockholder's Equity

Years ended December 31, 2002 and 2001

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2000	$	25,000	225,000	2,066,190	2,316,190
Net earnings		—	—	221,117	221,117
Balance at December 31, 2001		25,000	225,000	2,287,307	2,537,307
Net earnings		—	—	165,957	165,957
Balance at December 31, 2002	$	25,000	225,000	2,453,264	2,703,264

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Operating activities:		
Net earnings	$ 165,957	221,117
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Accretion of discounts on U. S. government securities	(32,596)	(66,099)
Depreciation	72,391	66,996
Deferred income taxes	8,135	5,437
Current income taxes	6,211	(13,680)
(Increase) decrease in receivables	(160,810)	3,244
(Decrease) increase in accounts payable and accrued expenses	(306,698)	412,096
Decrease in other assets	836	141,308
Net cash (used in) provided by operating activities	(246,574)	770,419
Investing activities:		
Proceeds from maturities of U. S. government securities	3,300,000	2,900,000
Purchases of U. S. government securities	(3,470,895)	(3,046,911)
Purchases of furniture, equipment, and leasehold improvements	(23,350)	(53,623)
Net cash used in investing activities	(194,245)	(200,534)
(Decrease) increase in cash	(440,819)	569,885
Cash at beginning of year	1,264,031	694,146
Cash at end of year	$ 823,212	1,264,031
Cash payments (net of refunds) of income taxes	$ 87,175	137,643

See accompanying notes to financial statements.

5

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

(a) Organization and Purpose of Company

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank, N.A. (Missouri) (the Parent). The Company is registered with the Securities and Exchange Commission to conduct a general securities business. Current activities consist of providing investment services to the public for a variety of securities including mutual funds, exchange listed and OTC equity securities, options, municipal bonds, corporate bonds, and U. S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services Corporation, a clearing organization which also maintains customer brokerage accounts on a fully disclosed basis.

(b) Investment Securities

Investment securities are stated at amortized cost, which approximates fair value. The fair value of investment securities is based on bid prices published in financial newspapers. Investments consist of U. S. government securities with initial maturities of six months.

(c) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line basis over the estimated useful lives, ranging from four to ten years, of the assets for financial reporting purposes.

(d) Income Taxes

The Company files consolidated income tax returns with Commerce Bancshares, Inc. Deferred income taxes result primarily from the use of accelerated methods of depreciation and amortization for tax purposes.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(2) Related-party Transactions

A significant portion of the Company's expenses represents payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company, and fees under revenue sharing arrangements:

	2002	2001
Rent	$ 165,643	144,449
Salaries and benefits	4,364,967	3,991,214
Fees paid to affiliates, net	2,556,127	1,935,270
	$ 7,086,737	6,070,933

At December 31, 2002, the Company was leasing office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $13,800 per month in 2002 and $12,000 per month in 2001.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $2,088,429, which was $1,838,429 in excess of its required net capital of $250,000.

(4) Commitments and Contingencies

At December 31, 2002, the Company was committed to an asset purchase agreement to acquire computer equipment totaling approximately $47,000. The equipment was delivered in January 2003.

7

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Computation of Net Capital Requirement – Rule 15c3-1

December 31, 2002

Total stockholder's equity per balance sheet	$	2,703,264
Nonallowable assets		372,122
Haircuts on securities		4,500
Other adjustment		238,213
Net capital		2,088,429
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	1,838,429
Aggregate indebtedness	$	399,675
Ratio: Aggregate indebtedness to net capital		0.19 to 1

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4), as the above calculation does not differ
materially from the computation for determination of the net capital requirement for broker-dealers
under Rule 15c3-1 as of December 31, 2002.

See accompanying independent auditors' report.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.



1000 Walnut, Suite 1600
Kansas City, MO 64106

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Commerce Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, N.A. (Missouri), for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures.

Because of inherent limitations in any internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may



become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(a) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

KPMG LLP

Kansas City, Missouri
February 13, 2003